                                                                                                                                                                                                                                                                                Organic Treehouse Ltd.
                                                                                                                                                                                                                                                                                120 Somerset Drive
                                                                                                                                                                                                                                                                                Suffern, New York
                                                                                                                                                                                                                                                                                10901
June 26, 2012

By EDGAR Transmission
John Reynolds
Assistant Director
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:           Organic Treehouse Ltd.
Registration Statement on Form S-1
Amendment No. 1 Filed June 4, 2012
File No. 333-181040

Dear Mr. Reynolds:

On behalf of Organic Treehouse Ltd. (“Organic Treehouse” or the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated June 18, 2012, providing the Staff’s comments with respect to the above referenced Form S-1.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we”, “us” and “our” refer to the Company on a consolidated basis.

Management, page 33

1.           Please include in your disclosure the substance of the first sentence of the first paragraph of your response to prior comment 21, which has not already been included.

Organic Treehouse Response :

We will revise Ms. Movshina’s biography on page 33 of the prospectus to provide specific disclosures of the substance of her prior work experience and responsibilities and why her skills qualify her to be a director of our company.  The revised text appears below for your convenience.

Ms. Movshina  has served as our President, Secretary, Treasurer, and Director since December 8, 2010.  Ms. Movshina is also our Principal Executive Officer and Principal Financial and Accounting Officer.  Prior to joining us, from November 1988 to November 2010 Ms. Movshina was a senior computer analyst in charge of a large payroll system used by the NYC Transit Authority. She held a management position and reported to senior information technology, or IT, management at the Transit Authority.  Her responsibilities included developing modifications to the payroll software by coordinating the work between the payroll software vendors and Transit IT personnel to help solve payroll processing problems, troubleshooting and fixing day-to-day payroll software problems, advising management on needed system upgrades in both software and hardware, and helping plan new systems upgrades. Ms. Movshina holds a PhD from St. Petersburg Polytechnic Institute in Economics, with emphasis on Marketing and Entrepreneurship. Due to her management experience and experience working with computer software and computer hardware, she was appointed the director of our company.

Certain Relationships and Related Transactions, page 37

2.           We note your disclosure indicating as of March 31, 2012 the debt outstanding to your principal shareholder and director in this section of $92,365. Please revise to also indicate the amount outstanding as of April 18, 2012 as disclosed in the first revised paragraph on page 24 or advise us as appropriate.

Organic Treehouse Response :

We will make the following additional disclosure on page 37:

“As of April 18, 2012, our debt to our principal shareholder and President totaled $92,365.”

Signatures

3.           We note the changes in response to prior comment 28; however, you have now omitted the identification of the Chief Accounting Officer. Please revise further.

Organic Treehouse Response :

We will disclose that Ms. Movshina is also the Company’s Chief Accounting Officer.

Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F-18

Revenue Recognition, page F-19

4.           You disclose in your policy note that your arrangement with Jubilee meets the fixed and determinable criteria for revenue recognition as the Company does not provide any price protection, stock rotation, right of return and/or other discount programs. However, in your response to prior comment 19 you state that you grant inventory credits to Jubilee when they have a sales order below the consigned inventory value. Please explain how this inventory credit was considered in your revenue recognition policy disclosure.  Further tell us if your “outright sales” arrangements with Jubilee allow for these inventory credits. If so, please clarify your disclosure of these credits and tell us how you determined in these arrangements that the fee is fixed and determinable and your timing of revenue recognition is appropriate. Refer to ASC 605.

Organic Treehouse Response :

After considering your comment, we determined that our prior response was incorrect and have revised our disclosure to address this inaccuracy. We do not issue inventory credits. If inventory is sold below the consigned inventory value, we incur a gross loss and revenue is recognized as noted below.

For inventory on consignment to Jubilee, we recognize revenue at the time of the shipment by Jubilee of the inventory to Jubilee’s customers.  Revenue is recognized at the contractual rate, which is equal to the cost of inventory plus a 15% markupplus shipping expenses.  If  we decide to sell slow-moving consigned inventory below the consigned inventory value, we still recognize revenue at the time that Jubilee ships the inventory to Jubilee’s customers.  The decision to sell slow-moving inventory below the consigned inventory value is exclusively in our discretion and this decision occurs prior to the shipment of the inventory by Jubilee to Jubilee’s customers. Upon shipment we would then reduce the price at which we sell such inventory to Jubilee.

For our “outright sales” to Jubilee, we do not grant any inventory credits or provide any other pricing allowances.  In the case of outright sales, we fix the price prior to shipping the product to Jubilee and we do not require an advance deposit from Jubilee.

We have not sold any consigned inventory below inventory value or had any pricing adjustments since our inception.

Amended Disclosures:

Critical Accounting Policies – Page 24 we added the following:

If we decide to sell slow-moving consigned inventory below the consigned inventory value, we still recognize revenue at the time that Jubilee ships the inventory to Jubilee’s customers and we would reduce the price at which we sell such inventory to Jubilee.  The decision to sell slow-moving inventory below the consigned inventory value is exclusively in our discretion and this decision occurs prior to the shipment of the inventory by Jubilee to Jubilee’s customers.

For our “outright sales” to Jubilee, we do not grant any inventory credits or provide any other pricing allowances.  In the case of outright sales, we fix the price prior to shipping the product to Jubilee and we do not require an advance deposit from Jubilee.

Risk Factor - Page 3 – The Risk Factor now reads as follows:

Most of our inventory at March 31, 2012 and December 31, 2011 was held on consignment by Jubilee.  Jubilee is located in Hong Kong. If prevailing market prices for our products decrease as a result of competition in the Hong Kong market, we may decide to sell our consigned inventory to Jubilee at a loss to permit Jubilee to sell the inventory to Jubilee’s customers at the then prevailing market prices.  Alternatively, we would require Jubilee to return the inventory to us and we would be responsible for the cost of shipping the inventory from Hong Kong to the United States.  Jubilee solely determines the price at which it sells our inventory to Jubilee’s customers.  If Jubilee receives an order for inventory below our consigned inventory value, Jubilee will notify us if it desires to satisfy the customer order at that price before making the sale to its customer to see if we are willing to reduce the price at which we sell such inventory to Jubilee. Upon our receiving written documentation from Jubilee showing the sales order price being below the consigned inventory value and Jubilee receiving our written approval to sell at that price (i.e., our notification that we are willing to reduce the price that Jubilee pays for such inventory), Jubilee will ship the consigned inventory to Jubilee’s customer.  If we do not want to make a sale to Jubilee at a reduced price, we will notify Jubilee that we desire Jubilee to return the inventory and we will incur the costs of shipment of the inventory from Hong Kong to the United States.  To date, Jubilee has not sold any of our products below the consigned inventory value.

Amended Disclosure – Revenue Recognition – Third Paragraph

Price is fixed or determinable. Pursuant to the Jubilee inventory consignment agreement, we do not provide any price protection, stock rotation, right of return and/or other discount programs.  Accordingly, the fee for consigned inventory is considered fixed and determinable upon the shipment of the consigned inventory by Jubilee to Jubilee’s customers. The price is deemed to be fixed and determinable based on our successful collection history and our contractual arrangement with Jubilee.

For inventory on consignment to Jubilee, we recognize revenue at the time of the shipment by Jubilee of the inventory to Jubilee’s customers.  Revenue is recognized at the contractual rate, which is equal to the cost of inventory plus a 15% markup plus shipping expenses.  If  we decide to sell slow-moving consigned inventory below the consigned inventory value, we still recognize revenue at the time that Jubilee ships the inventory to Jubilee’s customers and we would reduce the price at which we sell such inventory to Jubilee.  The decision to sell slow-moving inventory below the consigned inventory value is exclusively in our discretion and this decision occurs prior to the shipment of the inventory by Jubilee to Jubilee’s customers.

For our “outright sales” to Jubilee, we do not grant any inventory credits or provide any other pricing allowances.  In the case of outright sales, we fix the price prior to shipping the product to Jubilee and we do not require an advance deposit from Jubilee.

We have not sold any consigned inventory below inventory value or had any pricing adjustments since our inception.

As requested in your comment letter, we hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure of our filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
•	we are responsible for the adequacy and accuracy of the disclosure of our filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to respond to your comments. If you have further comments or questions, we stand ready to respond as quickly as possible.
If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Gary R. Henrie, Esq. at (801) 310-1419.
Sincerely,

Organic Treehouse Ltd.

By:/s/ Sophia Movshina
Sophia Movshina Chief Executive Officer and Director